Exhibit 3.3

Certificate of Amendment

of the

Certificate of Incorporation

of

Jerash Holdings (US), Inc.

Jerash Holdings (US), Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, Does Hereby Certify:

First:         The name of the Corporation is Jerash Holdings (US), Inc.

Second:     The Certificate of Incorporation of the Corporation was filed by the Secretary of State on January 19, 2016.

Third:        Article Four of the Certificate of Incorporation is hereby amended in its entirety to provide as follows:

“The total number of shares of capital stock which the Corporation has authority to issue is Fifteen Million Five Hundred Thousand (15,500,000). These shares shall be divided into two classes with Fifteen Million (15,000,000) shares designated as Common Stock, $0.001 par value (the “Common Stock”) and Five Hundred Thousand (500,000) shares designated as Preferred Stock, $0.001 par value (the “Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each share of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, by split and converted into 3,562.5 shares of Common Stock (the “Stock Split”). No fractional shares shall be issued in connection with the Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been split, subject to the elimination of fractional share interests as described above.

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, rights, qualifications, limitations or restrictions of such rights as the Board of Directors of the Corporation may determine from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for, purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now or hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

Fifth:         These amendments were duly adopted by the written consent of the Board of Directors and the holders of all of the issued and outstanding capital stock of the Corporation in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

In Witness Whereof, I have signed this Certificate on behalf of Jerash Holdings (US), Inc. this 11th day of May, 2017.

Jerash Holdings (US), Inc.

By:	/s/ Timothy G. Murphy
Timothy G. Murphy
President